FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

September 3, 2009

Item 3

News Release

Issued September 3, 2009 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA and MCLEAN, VA, USA September 3, 2009 – Dynamotive today provided an update on CQuest™ BioChar test programs, production and US opportunities.

Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology and BlueLeaf Inc., a Canadian private social purpose enterprise active in applied research concerning the environment, are pleased to provide a mid-season report for the second year of the BlueLeaf commercial farming field trial begun and reported in 2008.  The findings further support the economic potential for CQuest Biochar as soil enhancer.  CQuest Biochar is a by-product of the BioOil® production process and represents approximately 25% of the total product output of a plant.

Dynamotive is currently producing CQuest Biochar at its plant in West Lorne and is distributing it to users in bulk and in drums for soil application. The Company has plans for development of a plant in the US where it has secured long term biomass supply contracts. For further information on BioChar and Dynamotive please visit www.dynamotive.com.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA and MCLEAN, VA, USA September 3, 2009 – Dynamotive today provided an update on CQuest™ BioChar test programs, production and US opportunities.

Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology and BlueLeaf Inc., a Canadian private social purpose enterprise active in applied research concerning the environment, are pleased to provide a mid-season report for the second year of the BlueLeaf commercial farming field trial begun and reported in 2008.  The findings further support the economic potential for CQuest Biochar as soil enhancer.  CQuest Biochar is a by-product of the BioOil® production process and represents approximately 25% of the total product output of a plant.

Dynamotive is currently producing CQuest Biochar at its plant in West Lorne and is distributing it to users in bulk and in drums for soil application. The Company has plans for development of a plant in the US where it has secured long term biomass supply contracts. For further information on BioChar and Dynamotive please visit www.dynamotive.com.

BlueLeaf Inc. 2009 Mid-Season Update

The purpose of this trial is to compare results for biochar treated soil versus non-treated, as well as to develop and experiment with methods of working with biochar, in a commercial farming operation. In this trial over 85 different parameters, for soil and plants, are verified on a monthly basis. A mid-season report advised on certain key parameters for the season to date, primarily as they relate to biomass. A complete report covering all parameters and statistics will be issued at the end of the 2009 growing season.

Dynamotive CQuest Biochar was applied to the trial plot at the beginning of the growing season in

2008. A relatively low application rate of 3,500 lbs/acre (3,924 kgs/hectare) was used. No additional biochar has been applied since then. All test parameters are measured in both the biochar test plot and an adjacent untreated control plot. In 2008 the crop grown was soya. In order to respect regular crop rotations used on this farm, a forage crop was planted for the 2009 season. This forage crop is a mixture of four plant species - oat, timothy, ryegrass and clover.

Significant Biomass Increase Noted

Two methods for verifying biomass were used, prior to harvesting the first forage cut:

- 32-row, 1 oat plant per row, diagonal pattern, random, complete plant biomass sampling;

- Multiple 1 square meter, above-ground, all species, complete plant biomass sampling.

Total results of the 32-row complete oat plant harvest, for two sampling dates, indicate a total overall increase in biomass of 16% for the biochar plot versus the control. This increase for the biochar plot is broken down by plant component as follows:

Roots: +50%

 Stems and leaves: +8%

 Flowers: +17%

Total: +16%

Photos comparing the plants harvested for the first biomass trial for each of the biochar and control plots can be accessed at Dynamotive’s website www.dynamotive.com.

The one square meter, above-ground, all species, complete biomass harvest trial supported these results, showing similarly higher biomass yields for the biochar plot.

Plant Germination

A mid-season verification of oat plant germination on multiple test sites for both the biochar and control plots indicate that the biochar trial plot had a significantly higher plant germination rates than the control.

Soil Foodweb Analysis - Root Mychorrizal Colonization

Mid-season results for root mycorrhizal colonization show the biochar plants as having higher colonization rates than the control.

Soil Total Phosphorus

Mid-season results show total soil phosphorus increasing month-to-month in the biochar plot, while decreasing month-to-month in the control plot.

Biochar Initiatives in the US

Biochar initiatives are gaining ground in the market with increased interest in its application. In the US, Dynamotive has provided CQuest Biochar to agricultural users, nurseries and greenhouses. Programs include USDA sponsored initiatives.

The USDA Agricultural Research Service is part of the research effort to determine the long-term costs, benefits and potential of biochar. ARS has substantial existing expertise in biochar research including a multi-location team that is conducting a coordinated series of chemical and physical analyses, studies, and field trials.

Dynamotive fully endorses the statement by US Secretary of Agriculture Tom Vilsack who in his address at the 2009 North American BioChar Conference stated: “Biochar has the potential to create opportunities for the agriculture and forestry sectors to mitigate the effects of a changing climate while creating jobs in rural communities and offering new income sources to landowners.”

"Landowners may eventually use biochar as a soil amendment to improve agricultural production and enhance carbon storage, with income potential from sale of carbon offsets. In states like Colorado where forests have been ravaged by bark beetles, dead timber might be used as a feedstock for biochar. The creation of new markets for forest products like biochar and bioenergy could significantly bolster sustainable forest management, forest restoration and rural jobs”.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

September 3, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                         NEWS RELEASE: SEPTEMBER 3, 2009

Dynamotive Provides Update on CQuest™ Biochar Test Programs and Production

Noting that Biochar Initiatives Gain Ground in the US

VANCOUVER, BC, CANADA and MCLEAN, VA, USA September 3, 2009 – Dynamotive today provided an update on CQuest™ BioChar test programs, production and US opportunities.

Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology and BlueLeaf Inc., a Canadian private social purpose enterprise active in applied research concerning the environment, are pleased to provide a mid-season report for the second year of the BlueLeaf commercial farming field trial begun and reported in 2008.  The findings further support the economic potential for CQuest Biochar as soil enhancer.  CQuest Biochar is a by-product of the BioOil® production process and represents approximately 25% of the total product output of a plant.

Dynamotive is currently producing CQuest Biochar at its plant in West Lorne and is distributing it to users in bulk and in drums for soil application. The Company has plans for development of a plant in the US where it has secured long term biomass supply contracts. For further information on BioChar and Dynamotive please visit www.dynamotive.com.

BlueLeaf Inc. 2009 Mid-Season Update

The purpose of this trial is to compare results for biochar treated soil versus non-treated, as well as to develop and experiment with methods of working with biochar, in a commercial farming operation. In this trial over 85 different parameters, for soil and plants, are verified on a monthly basis. A mid-season report advised on certain key parameters for the season to date, primarily as they relate to biomass. A complete report covering all parameters and statistics will be issued at the end of the 2009 growing season.

Dynamotive CQuest Biochar was applied to the trial plot at the beginning of the growing season in

2008. A relatively low application rate of 3,500 lbs/acre (3,924 kgs/hectare) was used. No additional biochar has been applied since then. All test parameters are measured in both the biochar test plot and an adjacent untreated control plot. In 2008 the crop grown was soya. In order to respect regular crop rotations used on this farm, a forage crop was planted for the 2009 season. This forage crop is a mixture of four plant species - oat, timothy, ryegrass and clover.

Significant Biomass Increase Noted

Two methods for verifying biomass were used, prior to harvesting the first forage cut:

- 32-row, 1 oat plant per row, diagonal pattern, random, complete plant biomass sampling;

- Multiple 1 square meter, above-ground, all species, complete plant biomass sampling.

Total results of the 32-row complete oat plant harvest, for two sampling dates, indicate a total overall increase in biomass of 16% for the biochar plot versus the control. This increase for the biochar plot is broken down by plant component as follows:

Roots: +50%

 Stems and leaves: +8%

 Flowers: +17%

Total: +16%

Photos comparing the plants harvested for the first biomass trial for each of the biochar and control plots can be accessed at Dynamotive’s website www.dynamotive.com.

The one square meter, above-ground, all species, complete biomass harvest trial supported these results, showing similarly higher biomass yields for the biochar plot.

Plant Germination

A mid-season verification of oat plant germination on multiple test sites for both the biochar and control plots indicate that the biochar trial plot had a significantly higher plant germination rates than the control.

Soil Foodweb Analysis - Root Mychorrizal Colonization

Mid-season results for root mycorrhizal colonization show the biochar plants as having higher colonization rates than the control.

Soil Total Phosphorus

Mid-season results show total soil phosphorus increasing month-to-month in the biochar plot, while decreasing month-to-month in the control plot.

Biochar Initiatives in the US

Biochar initiatives are gaining ground in the market with increased interest in its application. In the US, Dynamotive has provided CQuest Biochar to agricultural users, nurseries and greenhouses. Programs include USDA sponsored initiatives.

The USDA Agricultural Research Service is part of the research effort to determine the long-term costs, benefits and potential of biochar. ARS has substantial existing expertise in biochar research including a multi-location team that is conducting a coordinated series of chemical and physical analyses, studies, and field trials.

Dynamotive fully endorses the statement by US Secretary of Agriculture Tom Vilsack who in his address at the 2009 North American BioChar Conference stated: “Biochar has the potential to create opportunities for the agriculture and forestry sectors to mitigate the effects of a changing climate while creating jobs in rural communities and offering new income sources to landowners.”

"Landowners may eventually use biochar as a soil amendment to improve agricultural production and enhance carbon storage, with income potential from sale of carbon offsets. In states like Colorado where forests have been ravaged by bark beetles, dead timber might be used as a feedstock for biochar. The creation of new markets for forest products like biochar and bioenergy could significantly bolster sustainable forest management, forest restoration and rural jobs”.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil® for power and heat generation. BioOil® can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain.  BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Dynamotive Energy Systems Corp.

Switchboard:

(703) 336-8450

Fax:

(703) 336-8462

Email:

info@dynamotive.com

Website:

www.dynamotive.com

BlueLeaf Inc.

310 Chapleau Street

Drummondville, Québec

Canada J2B 5E9

Telephone:

(819) 472-9525

Email:

info@blue-leaf.ca

Website:

www.blue-leaf.ca

Disclaimer Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.